Mail Stop 0610   February 5, 2007

Ka Yu
President and Chief Executive Officer
CDoor Corp.
Room 3304, Building #6, Lane 218
Wu-Zhou Road
Zhong-Huang Plaza
Shanghai, China 200080

Re: CDoor Corp.
        Preliminary proxy statement filed January 25, 2007
        File No. 0-51815

Dear Mr. Yu:

        We have reviewed your filing solely with respect to proposals number two, three
and five and have the following comments. Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2. To approve an amendment to the certificate of incorporation to effectuate an
increase in authorized shares of common stock of the corporation from 50,000,000 shares
to 250,000,000 shares.

   1. Please expand the discussion to state whether you have any plan, commitment,
       arrangement, understanding or agreement, either oral or written, regarding the
       issuance of common stock subsequent to the increase in the number of authorized
       shares. If applicable, please expand the discussion accordingly.

Proposal no. 3 – To approve a forward split of forty-for-one of the corporation's issued and outstanding shares of common stock depending upon a determination by the board of directors that a forward stock split is in the best interests of the corporation and its shareholders.

2. Please expand the discussion to explain how the forward stock split will accomplish your goal of increased marketability and liquidity of the corporation's common stock. In this regard, please also indicate the current market, if any, for your stock and the number of shareholders.

3. Please expand the discussion to explain how a forty fold increase in the number of outstanding shares will increase interest in your business. In addition, please explain how the availability of more shares of common stock will help stabilize the market price of your shares and result in broader distribution. Do you currently have plans for a distribution of additional shares? In addition, please discuss the extent to which the stability of your market price has been affected negatively in the past as a result of the number of shares currently outstanding.

4. Please discuss whether you anticipate a decline in your stock price as a result of a forty fold increase in the number of outstanding shares. The discussion should also be expanded to address the possible application of the Commission's penny stock rules and how this may affect current and prospective shareholders.

Proposal no. 5 – To approve the acts, deeds & conduct of directors since the last annual meeting of shareholders of the corporation.

5. Please expand the discussion to clarify what specific acts, deeds and conduct you are referring to in this proposal. Please discuss whether the proposal is intended to cover breaches of fiduciary duties.

6. Indicate the date of the last meeting and identify the directors proposed to be covered by the proposal. In this regard, we note a recent change of control of the company.

7. Please expand the discussion to explain why management is proposing the blanket approval. In addition, please explain the effect, if any, of such approval on a shareholder's right to initiate litigation against the company and its management and directors for any of the activities purportedly covered by the proposal. Does a shareholder have to vote against the proposal to preserve their rights to sue management or the directors?

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug at (202) 551-3862, Senior Counsel, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael T. Shannon, Esq.
    Delaware Intercorp, Inc.